Exhibit 99.1

ASX/Media Release (Code: ASX: PRR; NASDAQ: PBMD)

12 June 2015

PRIMA BIOMED TO PRESENT AT THE

2015 BIOSHARES BIOTECH SUMMIT

SYDNEY, AUSTRALIA - Prima BioMed Ltd (ASX: PRR; NASDAQ: PBMD) (“Prima” or the “Company”), a leading immuno-oncology company, is pleased to announce that that Stuart Roberts, Head of Investor Relations for Prima, will be presenting at the 11th Annual Bioshares Biotech Summit, to be held in Queenstown, New Zealand between Thursday 16 July and Saturday 18 July, 2015.

The annual Bioshares meeting, held every July in Queenstown, is generally regarded as the pre-eminent Life Sciences investment conference in the Southern Hemisphere. It attracts institutional and private investors as well as leading industry professionals from all over the world. The meeting is noted for the depth of its presentations and its serious consideration of industry trends and issues, as well as company-specific matters. Presentation at the event is by invitation only. Roberts will be presenting at this year’s Bioshares meeting on behalf of Prima BioMed during the Friday afternoon session on cancer immunotherapy, where the keynote speaker will be Dr Axel Hoos, VP Oncology R&D, GlaxoSmithKline, and a key opinion leader in cancer immunotherapy globally.

Investors wishing to attend the 2015 Bioshares Life Sciences Summit can register online at the Bioshares web site.

About Bioshares

Bioshares, a weekly publication based in Melbourne, Australia, has been delivering independent investment research to investors on Australian biotech, pharmaceutical and healthcare companies since 2000. Founded by David Blake and Mark Pachacz, the publication has evolved over the last 15 years into a leading journal of thought leadership in the Australian Life Sciences industry. The Bioshares Biotech Summit, the annual conference of the publication, was first held in 2005. For more information on Bioshares visit www.bioshares.com.

About Prima BioMed

Prima BioMed is a globally active biotechnology company that is striving to become a leader in the development of immunotherapeutic products for the treatment of cancer. Prima BioMed is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximise value to shareholders.

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au ABN: 90 009 237 889

Prima’s original product, called CVac, is an ex vivo dendritic cell priming therapy that in May 2015 yielded favourable Phase II data in second remission ovarian cancer patients. Prima is currently seeking partners for further development of this therapy. Prima’s current lead product is IMP321, based on the LAG-3 immune control mechanism which plays a vital role in the regulation of the T cell immune response. IMP321, which is soluble LAG-3, is a T cell immunostimulatory factor for cancer chemoimmunotherapy which has completed early Phase II trials. A number of additional LAG-3 products including antibodies for immune response modulation in autoimmunity and cancer are being developed by large pharmaceutical partners.

Prima BioMed is listed on the Australian Stock Exchange, on the NASDAQ in the US. For further information please visit www.primabiomed.com.au.

For further information please contact:

Prima BioMed Ltd:

Stuart Roberts, Global Head of Investor Relations

+61 (0) 447 247 909; stuart.roberts@primabiomed.com.au

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 8569 1880

www.primabiomed.com.au ABN: 90 009 237 889